Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

This filing relates to the following material made available at the Annual Convention of the National Association of Real Estate Investment Trusts and on the website of Developers Diversified Realty Corporation.



# # #

DEVELOPERS DIVERSIFIED REALTY

NAREIT Investor Presentation

November 2002



Safe Harbor Statement

Certain statements contained herein that are not historical in nature or that concern future earnings results or estimates or that reflect expectations or beliefs are forward-looking statements. Although we believe that such statements are based upon reasonable assumptions, you should understand that those statements are subject to risk and uncertainties and that actual results may differ materially from the forward-looking statements. Additional information about such factors and uncertainties that could cause actual results to differ may be found in the management's discussion and analysis portion of our Form 10-K for the year ended December 31st, 2001 and filed with the SEC.



Table of Contents

Section I

Corporate Overview
and
Financial Performance

4



DDR's Mission Statement

The leading owner, developer and manager of market-dominant community shopping centers . . .

. . . provides the very best environments for the nation's most successful retailers

. . . where retailers can offer the most convenient shopping experience for their customers at an affordable cost.

5



National Presence [1]

Strengthens leasing relationships with leading retailers and maximizes operating efficiency.



[1] Includes tenants in Service Merchandise portfolio.



National Presence

DDR's Regional Offices



DEVELOPERS DIVERSIFIED

Development
Leasing
Operations
Leasing & Operations
Leasing, Development & Operations
Coventry Real Estate Partners

1. Long Beach, CA - Development
2. Sherman Oaks, CA -Leasing /Operations
3. Salt Lake City, UT - Leasing /Develop. /Operations
4. Denver, CO - Leasing
5. Minneapolis, MN - Operations
6. St. Louis, MO - Leasing /Operations
7. Atlanta, GA – Leasing
8. Cleveland, OH - Corporate Headquarters
9. New York, NY - Coventry Real Estate
10. Dallas, TX - Leasing
11. Durham, NC – Operations
12. Tampa, FL - Operations
13. Tampa, FL - Leasing
14. Orlando, FL – Leasing



DDR Business Plan

- Focus on the ownership and management of high-quality market-dominant community shopping centers

- Cultivate premier relationships with the nation's leading retailers

- Proactively replace underperforming tenants at significantly higher rents

- Maximize revenue generation from existing centers
  - Expansion and redevelopment
  - Ancillary income sources

8



DDR Business Plan

- Recycle capital at positive spreads
  - ➢ Opportunistic acquisitions
  - ➢ Development of infill sites in major markets

- Engineer innovative JV structures with institutional capital partners
  - ➢ Additional equity source
  - ➢ Maximize returns on invested equity

9


Historical Stock Price
DEVELOPERS DIVERSIFIED
2x1 Stock Split August 1998
Stock Price Doubles IPO Price
$23.00
$21.00
$19.00
$17.00
$15.00
$13.00
$11.00
$9.00
$7.00
$5.00
IPO-Feb '93
4Q93
4Q94
4Q95
4Q96
4Q97
4Q98
4Q99
4Q00
4Q01
3Q02 ($22.01
10





Historical Price/FFO Multiple

16
14
12
10
8
6
4
2
0
DDR Avg. Multiple = 10.1
4Q93
4Q94
4Q95
4Q96
4Q97
4Q98
4Q99
4Q00
4Q01
3Q02
($22.01)



Consistent FFO and Dividend Growth[1]



FFO (diluted) / Share
Dividends / Share
$2.50[2]
$1.52
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
(Estimated)

Based on estimates for 2002, FFO will have increased 155% and dividends will have increased 90% since IPO.

Common share dividend payout ratio has gone from 82% in 1993 to 62.5% in 2001.

Retained cash flow, which was used for reinvestment and debt repayment, was over $40 million in 2001.

[1] Adjusted to reflect a 2:1 stock split in 1998.
[2] Based on current First Call consensus estimates.



Internal Growth:
Leasing Spreads



13



Internal Growth:
Releasing & Contractual Rent Steps



14



Section II

Retail Industry Overview



Shifts in Consumer Preferences

DDR is well positioned to benefit from long-term trends in the retail industry:

- From traditional department stores to discount department stores

- From enclosed mall anchors and specialty tenants to community shopping center discounters

- From neighborhood groceries to supercenters

16

Shift to Discount Department Stores

Discount department stores capture market share at the expense of traditional department stores







$245.50 $69.00 $33.25 $28.36 $19.10

■ Wal*Mart ■ Home Depot ■ Lowe's
■ Target ■ Kohl's

Discount Dept. Store & Home Improvement Total: $395.21 Billion

Wal*Mart's market cap alone is more than seven times larger than that of the entire traditional department store sector

Traditional Dept. Store Total: $31.10 Billion



$6.89 $6.14 $5.23 $8.65 $1.49 $2.70

■ Sears ■ May Co. ■ Federated
■ JC Penney ■ Nordstroms ■ Saks

18



Shift to Community Centers
Retailers' Same Store Sales

- **Community Ctr – Discount Dep Stores 5.5%**
- **Power Ctr – Hard Goods/Big Box Retailers 5.1%**
- **Community Ctr Retailers 5.9%**
- **Mall Anchors -2.2%**
- **Mall Specialty Retailers -4.7%**



Source: Merrill Lynch "Same Store Sales Monitor"

19

Shift to Grocery Supercenters

- Traditional grocery stores' market share has dropped from 85% in 1992 to 46% in 2000

- Supercenters represented nearly 25% of U.S. grocery sales in 2000; Wal*Mart alone accounted for 13% of sales

- Wal*Mart's grocery sales of $65 billion in 2001 topped Kroger's sales of $50 billion, making it the largest grocery retailer in the country.

Source: Supermarket News and USA Today.

20

Wal*Mart Growth in Supermarket Sales

Wal*Mart's supermarket and pharmacy-related sales growth is expected to increase more than 5x faster than other industry participants' sales



Source: Goldman Sachs; September 25, 2002.



Wal*Mart Pricing Advantage
Supermarket Related Sales

On a sample shopping trip, Wal*Mart's supercenter prices registered 22% below the market average



Source: Goldman Sachs; September 25, 2002.

Wal*Mart Pricing Advantage
General Merchandise Sales

On a sample shopping trip, Wal*Mart's general merchandise prices registered 28% below the market average



Source: Goldman Sachs; September 25, 2002.

Growth in Retail Supply (Per Capita) v. Retail Sales (Per Capita)

Over the last 20 years, retail sales per capita has grown at a higher rate than retail square feet per capita



Index 1982 = 100

SF per Capita — Real Retail Sales per Capita

Source: Economy.com, Portfolio & Property Research.

24



Growth in Retail Supply (Per Capita) v. Retail Sales (Per SF)

Based on the growth of retail sales per square foot, the utility of additional retail space is increasing at a similar rate



Index 1982 = 100

SF per Capita — Real Retail Sales per SF



Section III

Portfolio Overview



Reliance on Major Tenants [1]
(Owned and Unowned Locations as of 9/30/02)

	Tenant	Total Units	Total SF (Millions)	Owned Units	Non-Owned Units
1.	Wal-Mart/Sam's	53	6.675	24	29
2.	Target/Mervyn's	20	2.295	5	15
3.	Kmart[2]	21	1.827	18	3
4.	Home Depot	18	1.737	6	12
5.	T.J. Maxx/Marshall's	49	1.487	49	0
6.	Kohl's	15	1.266	14	1
7.	Lowe's Home Improvement	8	1.053	5	3
8.	Bed Bath & Beyond	32	0.909	32	0
9.	Best Buy/Musicland	25	0.844	24	1
10.	Toys "R" Us	22	0.832	17	5
11.	OfficeMax	33	0.794	33	0
12.	JC Penney/Eckards	22	0.685	22	0
13.	Kroger	11	0.679	9	2
14.	Beall's	10	0.651	10	0
15.	PetsMart	27	0.627	27	0
16.	Costco	4	0.566	0	4
17.	Michael's	25	0.547	25	0
18.	Gap/Old Navy/Banana Rep.	32	0.528	32	0
19.	Circuit City	15	0.493	14	1
20.	AMC Theatre	6	0.469	5	1

[1] Includes tenants in Service Merchandise portfolio.   [2] As of 11/1/02.



Reliance on Major Tenants[1]
As of 9/30/02 (Owned shopping center GLA only)

Tenant	Units	Total Base Rent (millions)	Percent of Total	Credit Ratings
Wal-Mart/Sam's Club	24	$12.0	4.1%	AA/Aa2
Kohl's	14	$8.1	2.8%	A-/A3
Bed Bath & Beyond	32	$7.2	2.5%	BBB-/NR
T.J. Maxx/Marshall's	49	$7.0	2.4%	A1/A3
Best Buy/Musicland Group	24	$6.5	2.2%	BBB-/Baa3
OfficeMax	33	$6.4	2.2%	NR/NR
AMC Theater	5	$5.9	2.0%	B/B3
Kmart[2]	18	$5.8	1.9%	NR/Ca
PetsMart	27	$5.1	1.7%	BB/Ba2
Gap/Old Navy/Banana Rep.	32	$4.9	1.7%	B+/Ba3
Barnes & Noble	34	$4.8	1.7%	BB/Ba2
Lowe's Home Improvement	5	$4.6	1.6%	A/A3
Toys "R" Us	17	$3.9	1.3%	BBB/Baa3
Michael's	25	$3.4	1.2%	BB/Ba2
Home Depot	6	$3.2	1.1%	AA/AA3
Cinemark Theatre	6	$3.2	1.1%	BB-/B2
Ross Stores	16	$3.0	1.0%	BBB/NR
Kroger	9	$2.9	1.0%	BBB-/Baa3
Linens 'N Things	9	$2.9	1.0%	NR/NR
Famous Footwear	27	$2.8	1.0%	NR/NR
Subtotal	413	$103.35	35.5%	

[1] Based on actual pro rata ownership of real estate assets. Also includes tenants in Service Merchandise portfolio.

[2] As of 11/1/02.

28



Average Annualized Base Rental Rates (as of 3Q02)



29



Historical Occupancy Rates

DDR has averaged nearly 96% occupancy since 1987





DEVELOPERS DIVERSIFIED

Service Merchandise
(as of 3Q02)

Capital Structure

DDR (25%)	$19.8
Klaff Realty (12.5%)	9.9
Lubert Adler (62.5%)	49.4
Total Capital	**$79.1**
Actual Debt	$78.9
Anticipated Debt	77.0
Total Debt & Equity	**$235.0**

Fees to DDR

Management	Leasing
Development	Disposition

Portfolio

Fee Interests Sold, Leases Assigned, Direct Leases and Subleases	122
Leases Expired or Rejected	68
Vacant or Partially Leased	85

Major Tenants

Value City Furniture	PetsMart
DSW Shoe Warehouse	Best Buy
TJ Maxx/Marshalls	Circuit City
Bed Bath & Beyond	A.C. Moore
Dollar Tree	

Section V

Development Overview



Development Portfolio

- Minimum 11% unleveraged cash on cost return hurdle rate

- Minimum 65% pre-leasing before any capital committed

- Focus on major metropolitan markets across the U.S.

33



Development Portfolio

Under Development

- Long Beach, CA (The Pike at Rainbow Harbor)
- Long Beach, CA (CityPlace)
- Coon Rapids (M'polis), MN (Inner Quadrant)
- Coon Rapids (M'polis), MN (Outer Ring)
- Jefferson Cty. (St. Louis), MO
- Austin, TX
- Riverdale (Salt Lake City), UT (East Phase)

Pipeline & Future Development

- Denver, CO
- Jupiter, FL
- Mt. Laurel, NJ
- Tinton Falls, NJ
- Pittsburgh, PA



Development Delivery Schedule (as of 3Q02)

Assets Placed in Service (Millions)

Period	Wholly Owned	Joint Venture (Actual Pro Rata Ownership) [1]	Total
As of 12/31/01	$38.5	$16.8	$55.3
1Q02	$0.0	$4.7	$4.7
2Q02	$2.3	$2.6	$4.9
3Q02	$2.8	$5.0	$7.8
4Q02	$9.7	$8.4	$18.1
During 2003	$185.4	$25.9	$211.3
Total	$238.7	$63.4	$302.1

[1] Total JV deliveries totaled $41.7 as of 12/31/01, $9.3 in 1Q02, $5.3 in 2Q02, $16.9 in 3Q02, and are anticipated to total $31.3 in 4Q02 and $86.4 in 2003.

35



Development Funding Schedule (as of 3Q02)

Period	Wholly Owned	Joint Venture (Actual Pro Rata Ownership)[1]	Total
Funded as of 9/30/02	$125.5	$18.1	$143.6
Projected Net Funding During Remainder 2002	$11.9	$1.3	$13.2
Projected Net Funding Thereafter	$101.3	$2.3	$103.6
Total	$238.7	$21.7	$260.4

[1] Total JV fundings were $140.8 as of 3Q02 and are anticipated to be $13.4 for the remainder of 2002 and $36.7 in 2003.

36



Expansion/Redevelopment Opportunities

- Generates internal growth from the Company's core portfolio

- Historical unleveraged cash returns exceed 15%

- Identified 77 opportunities within wholly-owned portfolio

- Project status as of 3Q02
  - 9 Projects completed YTD
  - 10 Projects currently under construction
  - 5 Projects expected to commence construction



Section VI

DDR/JDN Merger
Overview

38



Company Features

	DDR	JDN[1]	DDR (Pro Forma)
Total Market Cap (Billions)	$3.9	$1.1	$5.0 [2]
Number of Retail Operating Properties [3]	309	81	390
GLA (MSF) [4]	60.4	14.6	75.0
Number of States	43	15	44

[1] Pro forma year-end 2002.
[1] Pro forma year-end 2002.
[2] Includes properties owned and managed. Does not include DDR's 39 industrial and office properties.
[3] Includes managed properties and unowned anchors at company-owned shopping centers.



Enhanced National Presence
(Pro Forma Portfolio)



DDR
- ◆ Existing Properties
- ✹ Multiple Center Markets
- ▢ Service Merchandise Properties
- ▭ Multiple Services Merchandise
- ◻ New Developments
- ▲ Managed Properties

JDN
- ● Operating Properties
- ✳ Development Properties

40



Enhanced National Presence (Pro Forma Portfolio)

Strengthens leasing relationships with leading retailers and maximizes operating efficiency.



41



Traffic Generating Anchors[1]

- 75% of DDR assets and approximately 55% of JDN assets have either a discount or traditional department store

- 50% of DDR assets and approximately 40% of JDN assets have a grocery component

- 40% of DDR assets and over 20% of JDN assets have both a home improvement store and a discount or traditional department store

- Over 45% of DDR revenues and over 60% of JDN revenues are generated by short term leases to specialty store tenants

[1]Includes unowned anchors



Highly Accretive Use of DDR Stock

- Overall capitalization rate of 9.8%, or 10.6% after adjusting for the impact of non-income producing land assets

- Estimated annual accretion of 5% reflects dilutive impact of land assets

- Further accretion potential as development is completed and pipeline is built out

- However, anticipated sales of certain non-core retail assets will dilute total accretion

43



Land and Development Portfolios Provide Future Upside

- DDR uniquely qualified to incorporate JDN's development portfolio into its existing operations

- Properties currently under development create embedded growth

- DDR's strong tenant relationships will enhance the profitability of the development pipeline

- Potential sale of land and outparcel portfolio, comprised of over 600 acres, provides additional opportunity to raise capital accretively



Development Portfolio

	DDR	JDN	DDR (Pro Forma)
Properties Under Development			
Number	7	21	28
GLA (MSF)	3.0	6.8	9.8
Development Pipeline			
Number	5	17	22
GLA (MSF)	2.7	2.9	5.6

JDN Development Portfolio

- JDN has 21 development projects currently under construction
  - ➢ Total GLA is 6.8 MSF. Total owned GLA is 3.2 MSF, of which over 1.8 MSF is open and operating
  - ➢ Total cost to complete as of 2Q02 was $97MM, estimated to be reduced to approximately $35MM by year-end 2002
  - ➢ Over 80% pre-leased
  - ➢ Estimated annual NOI of approximately $35MM

- JDN has 17 pipeline development projects
  - ➢ Total GLA is approximately 3.0 MSF
  - ➢ Total project cost is approximately $220MM
  - ➢ Estimated annual NOI of approximately $25MM

46

DDR Development Portfolio

- DDR has 7 development projects currently under construction
  - Total GLA is 3.0 MSF. Total owned GLA is approximately 1.7 MSF, of which approximately 800,000 square feet is open and operating
  - Total cost to DDR to complete as of 3Q02 was estimated to be approximately $117MM

- DDR has 5 pipeline development projects
  - Total GLA is approximately 2.7 MSF
  - Total estimated project cost of approximately $180MM

47



Leverages Existing Platform

- Broadens DDR's existing relationships with the nation's leading retailers, particularly Wal*Mart, Sam's Club, Lowe's Home Improvement, Kohl's and TJX
    - ➤ DDR's top 10 tenants comprise nearly 30% of JDN's GLA and 20% of JDN's revenue base

- Maintains a geographically diverse portfolio, with centers located across 44 states

48



Geographic Distribution by % of Portfolio GLA [1]

	State	DDR	JDN	Pro Forma
1.	Ohio	13.7%	3.0%	11.1%
2.	Georgia	2.1	33.1	9.5
3.	Florida	9.1	7.2	8.6
4.	Texas	6.5	4.8	6.1
5.	South Carolina	4.9	1.9	4.1
6.	Michigan	4.1	3.5	4.0
7.	California	5.2	---	3.9
8.	North Carolina	3.5	4.1	3.6
9.	Minnesota	4.5	---	3.4
10.	Utah	4.4	---	3.3
Total		57.9%	57.4%	57.7%

(1) Total square feet under management. Assumes 100% ownership of joint venture assets.



Major Tenants
by % of Base Revenues [1]

	State	DDR	JDN	Pro Forma
1.	Wal*Mart/Sam's Club	4.1%	4.8%	4.3%
2.	Lowe's Home Improvement	1.6	12.1	4.1
3.	Kohl's	2.8	3.9	3.1
4.	T.J Maxx/Marshall's	2.4	2.8	2.5
5.	Best Buy/Musicland	2.2	1.5	2.0
6.	OfficeMax	2.2	1.4	2.0
7.	Kmart	1.8	1.9	2.0
8.	PetsMart	1.7	2.4	1.9
9.	Bed Bath & Beyond	2.5	---	1.9
10.	AMC Theatre	2.0	---	1.5
Total		23.3%	30.8%	25.2%

(1) Based on pro rata share of joint venture assets.

50



Pro Forma Major Tenants
(Owned and Unowned Locations)

	Tenant	Total Units	Total SF (Millions)	Owned Units	Non-Owned Units
1.	Wal-Mart/Sam's	87	12.2	30	57
2.	Lowe's Home Improvement	33	3.8	19	14
3.	Target/Mervyn's	25	2.9	5	20
4.	Home Depot	23	2.3	6	17
5.	Kmart	26	2.3	22	4
6.	Kohl's	24	2.0	23	1
7.	T.J. Maxx/Marshall's	58	1.9	58	0
8.	Kroger	19	1.2	16	3
9.	Bed Bath & Beyond	36	1.0	36	0
10.	Best Buy/Musicland	28	1.0	27	1

51



Improves Industry Position

- Transaction represents an excellent fit of core assets for DDR, plus a pipeline of development opportunities where DDR can use its core skills to add value on an ongoing basis

- Strengthens DDR's position as the nation's leading owner, operator and developer of market-dominant community shopping centers

- Increases DDR's market capitalization by over 35% to $5 billion

- Creates the largest shopping center REIT by market capitalization and by GLA under management

52



Additional Information Concerning the Merger and Where You Can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.



DEVELOPERS
DIVERSIFIED
REALTY



Case Study:
HomePlace Retenanting

DDR has consistently demonstrated its ability to quickly and profitably re-tenant space left from bankrupt tenants

- Received 630,000 sf in 12 twelve locations in April and July of 2001

- By year-end 2001, DDR had nearly 550,000 sf leased or under LOI, representing the recapture of 100% of the HomePlace rent



HomePlace Retenanting

Center	New Tenants	Months to Re-lease [1]	% Increase in Rent
Phoenix, AZ	Ashley's Furniture	2	82%
Denver, CO	Cost Plus	5	68%
	Loehmann's Furniture	7	
Maple Grove, MN	Bed Bath & Beyond	- 0 -	44%
	Michael's	2	
Canton, OH	HHGregg	- 0 -	38%
	Arhaus	8	
Portland, OR	Famous Footwear	5	27%
	Linens N' Things	6	
N. Olmsted, OH	Bed Bath & Beyond	- 0 -	24%
	Pier One	5	
St. Louis, MO	Bed Bath & Beyond	- 0 -	21%
	David's Bridal	8	
Atlanta, GA	Sports Authority	9	14%
Eagan, MN	Bed Bath & Beyond	- 0 -	7%
	PetsMart	10	
San Antonio, TX	OfficeMax	9	4%
Marietta, GA	Ross Dress	6	(7%)
Columbus, OH	Michael's	8	(10%)

[1] From lease rejection date to final lease execution. Letters of intent are typically signed 30 to 90 days prior to lease execution.